

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

THE COMPANY

1. Name of issuer: ECOVENTZ INC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Andreas Roussos   Dates of Board Service: 2016 to 2018

Principal Occupation: CEO
Employer: ECOVENTZ INC   Dates of Service: 2016 TO 2018
Employer's principal business: COMMERCIAL COOKING MIST COLLECTION

List all positions and offices with the issuer held and the period of time in which the director served in the position or office: NONE

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

        Employer: 2516007 ONTARIO LIMITED
        Employer's principal business: Commercial Building Owner, Real Estate Holdings
        Title: President   Dates of Service: 2016 to present
        Responsibilities: Oversee the Buy Sell process, Legal, Rental Agreements

        Employer: INSURDATA LTD
        Employer's principal business: Casualty & Auto Insurance Software & Licensing
        Title: Advisor-Consultant   Dates of Service: 1992 to present
        Responsibilities: High Level Business Development

        Employer: Self Employed
        Employer's principal business: Investment Banking, Mergers, Acquisitions.

        Title: Advisor-Consultant   Dates of Service: 1992 to now
        Responsibilities: Interim CEO, CFO, COO, BOA Debt/Equity financing

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Andreas Roussos

Title: CEO	Dates of Service: 2106 to present
Responsibilities: Business Plan, Financials, Market Research	Start Up Funding

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: NONE





truCrowd

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: 2516007 ONTARIO LIMITED
Employer's principal business: Commercial Building Owner, Real Estate Holdings
Title: President Dates of Service: 2016 to present
Responsibilities: Oversee the Buy Sell process, Legal, Rental Agreements

Employer: INSURDATA LTD
Employer's principal business: Casualty & Auto Insurance Software & Licensing
Title: Advisor-Consultant Dates of Service: 1992 to present
Responsibilities: High Level Business Development

Employer: Self Employed
Employer's principal business: Investment Banking, Mergers, Acquisitions.

Title: Advisor-Consultant Dates of Service: 1992 to now
Responsibilities: Interim CEO, CFO, COO, BOA Debt/Equity financing

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
ECOVENTZ, INC (Canada)	1,000,000	**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary

<u>Who We Are</u>

ECOVENTZ INC. (Ecoventz) is a WY based privately owned Company that manufactures and distributes a superior cooking exhaust filter for the Commercial & Institutional sectors. Our filter offers the proprietary High Efficiency Mist Collector (HEMC) technology presently unrivaled in this market segment.





ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Our filter offers a truly "green" approach and can be easily retrofitted into existing exhaust hoods.

This approach allows us to access existing applications already in operation for 7 years or longer.

Our timing is perfect due to increasing Consumer & Government environmental concerns.

What We Sell

We offer the eco-friendly, low cost maintenance High Efficiency Mist Collector (HEMC) filter for the Commercial & Institutional cooking sectors. The HEMC filters can be retrofitted in all existing applications.

THE HEMC FILTER

fig. 1 the HEMC in action   fig. 2 The complete HEMC filter system





■ inbound grease laden   ■ scrubbed air entering the
mists & collected grease   exhaust apparatus

The HEMC filter collects 95% of all airborne mist particulate of .3 microns and larger in single stage mode. The collected cooking grease is directed into a reservoir and added to the used oil destined for use in biofuel and other by products.

The HEMC FILTER is self-cleaning and can be easily separated into two sections for inspection and cleaning if required.

PREVENTIVE MAINTENANCE

Ecoventz' Retrofit Plan offering includes a 5-year Preventive Maintenance (PM) Service Contract at discounts of 30% or higher from our clients' present costs. The PM is mandatory under the NFPA-Standard 96.

AREA EXCLUSIVE LICENSES

We will sell 25 US Area Exclusive Licenses. The Areas are divided along the MAFSI* North American demographics exclusive of Canada. We will initially manage Canada through subcontractors and then replicate the US model.

* MAFSI *(Manufacture's Agents Association for the Food-service Industry)*

Who We Sell To




OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

The majority of our target clients list consists of well recognized multinational franchise chains that operate within the primary and secondary target markets. We intend to promote the business model initially in the United States, Canada and Mexico. We will expand beyond North America using the US model after we establish a strong presence in the US, or when new opportunities arise.

How We Sell

We collaborate with groups that specialize in operational & energy cost cutting services with established clientele. Our primary approach is to deal with the key decision makers at the head offices of organized chains. This ensures repeat sales at multiple locations.

Additionally, the Licensees will be provided with sales training and will be encouraged to go after smaller clients within their areas. As an encouragement sales commissions will be paid to them in addition to their provision of the PM Services. We will manage all contracts and payment collections at HQ & compensate our contractors and sales associates on a case to case basis.

Client Benefits:

- Energy savings
- Notable PM cost reductions
- Optimum fire safety
- Lower insurance premiums potential

Future Opportunities:

- Industrial - Odor Abatement
- HVAC Make up Air for close loop systems

Financial Highlights

Our forecasts indicate that in the first two years We will grow fast enough to absorb a large portion of our financing requirements. Ongoing financing options such as bank debt or factoring will be available if and when needed, except we feel there will not be a need for either one.
Year 1 is conservative, achievable and covers all expenses with some marginal losses. Sales and Profitability will accelerate each year. We expect to exceed the forecasted levels.

Future Plans

Our redundancy planning includes expansion in the following:

Large and Small-scale odor abatement apps;

Air recirculation apps for:

- Residential, industrial, commercial and institutional;
- Close loop HVAC systems i.e. Live Stock, Greenhouses etc.





truCrowd

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

Most all above-mentioned apps have been tested by the previous company. For new app development we intent to access all applicable Government & Independent R&D Grants available.

The Opportunity

Our multi sector redundancy abilities & approach ensure our success and generous rewards to all our potential Investors. We are certain that any Investors that convert all or some of their debt notes into company stock will enjoy numerous years of satisfactory ROI. Our margins in our first 5 years of operations are in the 43% range.

Market Share

Our Market Share forecasts are very conservative and realistic. The assumptions are based on a 5 year plan that envisions the capturing of 1% of the available market dating back to 2009 to 2017 and onwards from 2018 to 2021. The future market increases are based on the MAFSI next 5 year forecasts.

Company

Overview

ECOVENTZ, INC. (Ecoventz) specializes in the manufacturing and distribution of a superior cooking exhaust filter for the Institutional & Commercial Sectors. In our opinion the Ecoventz filter features proprietary technology that is unrivaled in the target sector.

The Ecoventz filter offers truly "GREEN" technology and it represents extensive and ongoing market potential for all our Products & Services.

History

Ecoventz has World Wide exclusive licensing rights to the Intellectual Property that belonged to a company that is no longer in business. The primary reason of their failure was poor fiscal management that ultimately led to poor customer service. They were in business for approx. 10 yrs.

They had good success with industrial, cooking & odor abatement applications primarily in Canada. Annual sales were as high as $ 2 million with an annual $1.2 million average.

They also had some success in the Retrofit space but only sold the filers. This allowed the location owners to benefit from the ongoing Preventive Maintenance (PM) savings.

Previous clients included a well-known casino, a major mall owner (food courts) and two fast food chains in Canada.

Current Situation

Ecoventz CEO Mr. Andreas Roussos acted as a Consultant to the Previous Company on and off since their inception. The primary reason Ecoventz was created is to initially leverage our technology’s proven application for the Retrofit-Preventive Maintenance Service plan (Retro-PM). The Retro-PM allows US to grow fairly quickly as a result of the ongoing PM revenues and the market potential. We will diversify into other sectors our technology applies to down the road.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

The Intellectual Property is owned by our Mr. Andreas Roussos and is backed by many years of industry experience, Trade Secrets and Patent Pending. This combo pack sets us apart from the rest.

Initially the primary focus is the US market due to the 10 times larger size compared to Canada. Operations in Canada, Mexico & beyond will begin at a later date.

As a result of growing demands for a clean and sustainable environment the timing is absolutely perfect.

The US operations will be managed by the Wyoming based Ecoventz, Inc.

Future Expansion

Additional applications in the Odor Abatement and the HVAC Make Up Air Recirculation sector will begin on the 4th quarter of year 2 and completed by end of year 3 from the launch date.

Management Team

Presently Andreas Roussos is acting as Interim CEO. Once Ecoventz is fully funded and a suitable candidate is recruited to fill the CEO position Andreas Roussos will assume the Chairman position.

Andreas Roussos **-** President & CEO

Andreas, has over 30 years of corporate management, business development experience and extensive knowledge of the capital markets. Past experiences include early stage growth and M&A funding, planning, implementation, operations and business development. Andreas has an extensive international business network in the Clean-tech sector, in such capacities as CEO, COO, and a consultant to high level management. Acting as interim CEO and COO, Andreas has elevated 2 other small regional businesses to national status.

Due to his combined experience in management and target industry specific knowledge, Andreas has the necessary skills set to drive Ecoventz forward. The CEO's salary will be $75,000 plus bonuses.

Future Team Members

The additional team members will be hired once we are fully funded. Suitable candidates with the necessary skills and industry related background will be recruited for the appropriate positions as soon operations begin. Some of the positions will be filled by members of our Advisory Board and we also will use traditional channels i.e. Personal Agencies etc. for the rest.

ADVISORY BOARD

Tim Trotier MBA

Tim is an empowering and inclusive leader strongly invested in employee communications and engagement. He has an exceptional track record of responsive team leadership and initiating strategic partnerships. He is a strong business leader with extensive in-depth experience across numerous market sectors. Tim graduated at the top of his class with a Master of Business Administration and is a lifelong learner.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Tim has founded two private companies as well as led a turnaround in the distribution business taking sales from $9.8M to $24M. He was a key participant in the launching of two public companies; one in the ethnic food sector, the other in consumer electronics.

David L. Miller

David is a sales and business development professional with a keen interest in bringing innovative products and services to market. David helped a Canadian nutritional supplements retailer with a new product in a new category. He won an industry award for reaching sales of $7M within 2 years.

David also worked with a global Fortune 300 information management company in the US to transition a post-merger field sales strategy from transaction-oriented and product-centered to a services-led long-term information management partnership approach. David also volunteers as a personal coach to non-profit organizations.

Jeffrey Foster

Jeff is an NDE (nondestructive examination) expert in all methods of metal fabrication parts and components. He holds CGSB certifications in liquid penetrant & magnetic particle testing, in ultrasonic (Level III) and in helium and halogen leak testing. He also served as special assignment instructor in nondestructive examination at the Mohawk College campus of Applied Arts & Technology.

Jeff adds extraordinary value to our team. He will assist with new applications development provide invaluable input for obtaining optimum quality controls and the highest industry standards.

Frank Carnevale

Frank has been President and CEO of a boutique consulting firm focused on energy and infrastructure solutions since 1998. Recently, he served as COO of a publicly-traded diversified investment company focused on impact investing in sustainability. He helped turn around a mechanical contracting/building controls company and a leading thermal design build company.

Previously, he served on Boards of Directors of the Ontario Energy Association and Rethink Sustainability Initiatives (RSI). Frank is a York University graduate with a BA in Political Science.

Products

 The HEMC filter

We offer the ecofriendly, low maintenance cost High Efficiency Mist Collector (HEMC) filter system for the Commercial & Institutional cooking sectors. The HEMC filters can be retrofitted in several existing applications.

The HEMC collects 95% of all airborne mist particulate of .3 microns and larger in a single stage. The collected cooking grease is directed to a reservoir and added to the used cooking oil destined for use in biofuel and other by products.

The HEMC is self-cleaning and can be easily separated into two sections for inspection and in depth cleaning if required.





truCrowd

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

An additional benefit of the HEMC is its ability to stop flames and arrest sparks. The spread of fire into the ventilation systems is a major concern in commercial cooking applications and is the cause of many building fires.

Previous UL/ULC testing demonstrated that fire does not penetrate into the chimney apparatus for a full 3 minutes; therefore, it became apparent that the HEMC is also a superior flame barrier as compared to the rest.

The present NFPA-Standard 96 2014 allows the kitchen fire flames to penetrate into the chimney exhaust ducts up to a maximum of 18 in. beyond the flame barrier. When the CO2 fire suppression is not deployed timely, in many cases fires can easily spread throughout the building. The results are catastrophic.

The HEMC is a game changer for added fire safety to the Commercial Cooking sector. Minutes or Seconds can make the difference in the spread of kitchen fires in the chimney exhaust apparatus and in some cases causing buildings to burn to the ground.

As a result of the added fire protection We intent to partner with Insurance Companies that are willing to offer premium discounts to our clients. We believe this a great value proposition for all our future clients.

Similar testing also proved that the HEMC is also an effective spark arrestor. Some well-known Multinationals are presently using it for this purpose.

These characteristics work well to simplify the approval process to any applicable standard to which the HEMC is being applied and would go a long way to support our lower Insurance premiums initiative.

<u>Services</u>

The Retrofit Plan

The vast majority of the filters to be retrofitted are 20”X20”. The old filters are simply exchanged with the HEMC filters. The Area Licensee performs the Preventive Maintenance and installs the new Filers and the 5-year PM Cycle begins.

The Retrofit Plan allows us to address applications in operation for 7 years or longer.

Preventive Maintenance Service Plan

The Retrofit Plan includes a 5-year Preventive Maintenance (PM) Service Contract at discounts 30% or greater than the clients’ present costs. The PM is mandatory under the NFPA-Standard 96.

The PM Service intervals are set by the NFPA-Standard 96. Depending on the Hood Size and type of cooking they occur quarterly or semiannually.

<u>Business Opportunity</u>

Area Exclusive Licenses

We will sell 25 US Area Exclusive Licenses. The Areas are divided along the MAFSI* North American demographics exclusive of Canada. We will initially manage Canada through subcontractors.

* MAFSI *(Manufacture’s Agents Association for the Food-service Industry*)



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

The Technology

Our technology features the proprietary HEMC Filter device. The HEMC provides highly effective and efficient collection of liquid contaminants from the air. The technology is protected by numerous Trade Secrets and Patent Pending.

The HEMC properties consist of a permanent re-usable collector device in the shape of a 2 in. filter cell. The collector effectively removes liquid particles from contaminated air produced by several types of commercial and industrial processes.

The result is a highly efficient collection of 95% or more of particles as small as .3 microns in diameter in a single stage. For comparison purposes the size of a human hair measures .80 microns in diameter.

Liquid particles the HEMC can collect include:

- Water mists - Oily smoke - Grease laden cooking vapors - Saturated steam - Chemical fumes -Oil mists and fumes

Industrial applications of dry particulate, dry smokes and odors removal require the use of the HEMC multistage systems. In some cases, HEPA filters, Low Temp Plasma devices or both are required for additional scrubbing in order to achieve the desired results.

In this process, the air born liquid contaminants are separated and drained away, leaving the HEMC ready for the next load of contaminants.

In most cases this is sufficient to meet clients' needs and regulatory compliance requirements as in the case of Commercial & Institutional Cooking,

The multi stage filtration systems achieve high efficiency and high operational cost effectiveness. This is the result of the continually self-cleaning HEMC technology

With the exception of the HEPA filters, the rest of the filters used in the majority of this type of applications are washable and re-usable; therefore, there is minimal impact on the environment and replacement costs.

Depending on the sector and type of application the HEMC extends media filters life spans from several months to a year without replacement.

This is quite unusual in most of all our target industrial and commercial cooking applications.
The Odor Abatement & HVAC Make up Air recirculation systems are multi stage. They feature the effective removal of dry particulate and gaseous contaminants (odors) it tandem with Media filters such as HEPA and Charcoal filters.

The HEMC has been tested and proven in some applications for odor and smoke abatement under some of the variations mentioned above.

The results were overwhelming. The HEMC was able to maintain the humidity levels at much lower levels than the Low Temp Plasma devices and Media filters optimum working conditions requirements.

We have working relationships with highly reputable manufactures of both Low Temp Plasma and HEPA filters.





ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

The addition of HEPA filters to the multistage system allows the recirculation of 90% plus of all air exhausted by the hood. See Future Applications.

Our products bear performance specifications as tested and published by accredited test authorities in accordance with the applicable standards and test protocols.

Where required, products are listed to the necessary standards. The same compliance policy will be followed for all our new products.

Future Applications

Air Re-circulation Induction System (ARIS)

 ARIS re circulates 90% plus of the exhausted air. Operating costs are much lower than that of heating or cooling the fresh inbound outdoor air supply required to balance the indoor-outdoor pressure.

Applications include:

- Institutional/Commercial Cooking (hotels, hospitals, restaurants etc.)
- Close Loop HVAC Systems i.e. Live Stock, Greenhouses, etc.

Odor Abatement Applications

The ARIS Multistage system is quite effective for the separation and removal of dry and gaseous contaminants and it also offers low operating costs.

Uses Include:
- Composting
- Industrial dry machining processes
- Grinding/Polishing-Dry smoke & dust collection
- Livestock processing

We will capitalize on all above application's potential and also apply for sector specific Process Patents.

<u>Competition</u>

Direct Competition

Our Market Surveys indicate that presently no one is offering a similar type solution associated with the benefits of the Retrofit-Preventative Maintenance Package.

Indirect Competition

Preventive Maintenance Service Providers, although at a much higher cost than our costs or ones that are willing to work with little if any profit margins.

<u>Target Market</u>





truCrowd

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

The primary target is the US market. The target sector is dominated by the type of cooking that our products and services provide the most benefits to.

The US traditionally features a very strong travel, leisure, and recreational industry. The companies in this industry for the most part remain strong throughout economic tribulations.

All market indicators point to a sizable growth in the US Economy therefore Ecoventz entry and growth potential forecast are well corroborated by facts.

Customer profile

Restaurants, Institutions i.e. Hotels, Hospitals, Universities, Churches, Military Camps, Shopping Centre Property Owners -States, Cities with regulations supporting our eco plan.

Market Share

Ecoventz' Market Share forecasts are very conservative and realistic. The assumptions are based on a 5-year plan that envisions the capturing of 1% of the available market dating back to 2010 to 2018 and onwards from 2019 to 2021. The future market increases are based on the MAFSI next 5-year forecasts.

Market Needs

All our clients want to increase profits through cost cutting. Health & Safety is a major concern for restaurants that operate within urban & indoor areas. Eco friendly solutions are on the forefront of Consumers & all levels of Government.

Strategy and Implementation

Marketing Plan

Overview

We will develop a strong presence initially in the 25 US territories, Canada & Mexico and then expand into the secondary markets.

The US territories are divided along the MAFSI* North American demographics exclusive of Canada. We will initially manage Canada through subcontractors.
* MAFSI *(Manufacture's Agents Association for the Food-service Industry)*

Product and Services Plan

Our products can be mass-produced as well as the future products that can be customized to a client's individual specifications. The Retro-PM Services Plan will be offered for a 5-year term at discounts of 30% or more from client's present costs.

Placement / Distribution Plan

The Retro-PM Services Plan will be managed by the area specific Licensees.





truCrowd

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

The primary focus is to promote the Retro-PM package to selected high maintenance organized food chains i.e. McDonalds, Burger King, Applebee's, Outback etc.

Bundling Incentive Plan

Bundling discounts & Royalties will be offered to Franchises and Business with multiple locations.

Positioning

Ecoventz' products and services will be offered as high quality, one-of-a-kind cost-effective solutions.

Pricing

The company's pricing strategy is to offer superior products and service prices at least 30% below the cost of its competitor.

Promotion

Methods include the following:

Traditional Methods

Direct Sales

Promote the Retro-PM business model to:

Approach National Franchises and Regional Restaurant chains head offices. Do this in collaboration with well recognized organizations that endeavor in the LEEDS certification, energy savings and operational efficiencies cost cutting sector with existing clientele in our sector.

Dealing with key decision makers translates to multiple location sales.

Product Presentation seminars for industry related dealers, consultants and mechanical engineering firms, to promote additional sales channels and future business representation.

Contemporary Methods

Website

- Overview of products and services available
- Search Engine Optimization (SEO) to ensure top 10 ranking
- Videos to demonstrate the technology & the benefits-lower costs fire safety
- Power Point Presentations-Online product literature to view or download
- Client references, endorsements & Case Studies
- Secure specifications sections for sales consultants & field service personal

Promotion

- Attend Trade & Business Shows





truCrowd

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

- Participation in Eco Forums & Social Media Blogs
- Industry Directories
- Promote the Ecoventz eco-friendly commitment at Client locations
- Encourage clients to display the Ecoventz logo at all retrofitted locations
- Allow clients to include reference about Ecoventz Retro-PM on the dinner tables and their websites.

Publicity Plan - Media Relations

- Endorsement & Recognition by eco-friendly companies
- Clean Tech Media Coverage

Trade Relations

- National Fire Protection Association, MAFSI
- Membership in relevant industry affiliations

Public Relations

- Circulation of ongoing press releases focusing on the successes and innovation break-throughs.

Networking Plan

- Clean Tech Media Forums
- Chamber of Commerce Membership
- Attend Food Shows, Restaurant Shows, Franchise Shows

Financial Plan
The forecasts and cash flows for the company are provided in the attached Appendix. This summary will highlight the planned operation and performance.
Revenue and Gross Margin Forecast

	FY 01	**FY 02**	**FY 03**
Revenue			
Kitchen Hood Retrofit (FF)	$558,600	$2,263,800	$3,169,320
Kitchen Hood Retrofit (Casual)	$561,000	$2,898,500	$4,057,900
Territory Sales	$1,200,000	$1,900,000	$2,000,000
Territory Retrofit Sales	$136,100	$2,402,200	$4,203,850
Industrial Sales	--	$562,000	$1,124,000
Total Revenue	**$2,455,700**	**$10,026,500**	**$14,555,070**

truCrowd

ECOVENTZ
...a breath of fresh air...

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Direct Cost

Kitchen Hood Retrofit	$523,734	$1,373,418	$1,648,046
Kitchen Hood Retrofit (Casual)	$534,600	$1,690,800	$2,231,845
Territory Sales	$120,000	$190,000	$200,000
Territory Retrofit Sales	$170,388	$2,121,600	$3,279,003
Industrial Sales	--	$269,760	$539,520
Total Direct Cost	**$1,348,722**	**$5,645,578**	**$7,898,414**
Gross Margin	$1,106,978	$4,380,922	$6,656,656
Gross Margin %	**45%**	**44%**	**46%**

About the Revenue Forecast

The sales forecast is based on the market research undertaken to establish the potential sales. As can be seen, the forecast is made up of five (5) revenue streams in the first 2 years; (Spreadsheet available on request).

    1)   Retrofit Sales – Fast Food establishments

These clients will enter into 5-year contracts, maintenance semi-annually. Examples would be Burger King, McDonalds, Wendy's and similar.

    2)   Retrofit Sales – Casual Dining

These clients will enter into 5-year maintenance contracts, maintenance quarterly. Examples would be Applebee's, Outback, Maggiano's and similar.

    3)   Territory Sales – US (potential 25 regions)

The expectation based on current market discussions is that the company will conclude 1 Licensee sale in the first 6 months, then 2 each quarter thereafter.

    4)   Territory Retrofit sales Fast Food and Casual

Sales will ramp up quickly as each territory license is entered into due to expanded sales team (new licensee partner) and their interest in expanding the sales. They will earn a sales commission for all sales generated in the territory. Ecoventz corporate will manage the sales/contract signing process and the Licensees will manage the Retro-PM as normal.

Industrial Sales

The company is expecting industrial sales to start in the 2nd half of Year 2.

By nature of the Retrofit program, it will take between 6-12 months for each installation to show positive cash flows. To be conservative, the territory sales will take 3 months before the first sale and the industrial sales are forecast for year 2. This result in the first year are small profits but the company will have a number of new clients signed for 5 years, new territories each producing additional sales and generating interest in the company and its products.

The Territory Retrofit sales will exceed the direct sales by year 3 and it is expected that the company will be growing at 30-40% annually thereafter, which is felt to be conservative.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

The Income Statements demonstrate that the company will grow itself rapidly and profitability will increase each year. The only periods of shortfall are at immediate start up and during the financing period. The first-year results are a direct result of the programs the clients will be signing. We are very optimistic that the short-term results are more than do achievable and we will aim to surpass them.
Operating Expenses

The company has budgeted the personnel and operating expenses on the assumption of a gradual ramp up of activities. Costs will be controlled by not taking on overhead until it is required. The company will operate in a virtual mode until revenues are coming in the door, then expand into offices and warehouse space for the assembly operation.

With the ability to control its cash expenditures and grow the company on a controlled sale driven basis, the equity grows rapidly. By Year 2, the organic growth should allow the company several new options to strengthen the already improving financial picture.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

<u>(1) Our business prospects are difficult to evaluate because we are a development stage company and dependent upon profitable future investments.</u>
Ecoventz Inc. was organized on May 3, 2016. Ecoventz should be considered by investors to be an early stage company. As an early stage company, Ecoventz is subject to all of the risks that are attendant to any recently formed business and should be considered as a startup business with significant risk. Because of Ecoventz short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that Ecoventz will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The Company may face these and other difficulties in the future, some of which may be beyond its control. If Ecoventz is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that the Ecoventz business model and plans will be successful or that Ecoventz will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies such as Ecoventz to continue as a going concern. The factors considered in this assessment include our lack of operating history and lack of current revenues, and our need to attract significant



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

working capital and investment funding in order to meet our business objectives. These substantial risks could impair our reputation, damage the brand, and negatively impact operating revenues.

(2) The Company has limited working capital and requires significant additional financing, which
may or may not be available at all or on a timely basis.
The Company has limited working capital and there may not be sufficient financial resources
available to carry out planned Ecoventz operations. We depend upon timely availability of
adequate working and investment capital in order to meet the objectives of our business strategy and business plans. There can be no assurance that positive cash flow will ever occur. There can be no assurance that the Company will sell the maximum number of Units offered in this private placement, or that our capital needs and operations will not require additional capital greater than or sooner than currently anticipated. If Ecoventz is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future investments, development or rate of growth; limit Ecoventz' ability to take advantage of future opportunities; negatively affect its ability to implement its business and investment strategies and meet its goals; and possibly limit its ability to continue operations. The Company's working capital requirements may significantly vary from those currently anticipated.

(3) Ecoventz may incur significant losses and there can be no assurance that Ecoventz will ever become a profitable business.
It is anticipated that Ecoventz will initially sustain operating losses. Its ability to become profitable depends on success in marketing our products and making profits and generating cash flow from operations. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in the investment of capital and resources may impact whether the Company is successful. Furthermore, Ecoventz may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that Ecoventz will ever become profitable. If Ecoventz sustains losses over an extended period of time, it may be unable to continue in business.

(4) We are subject to government regulations.
Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

(5) Our future revenue and operating results are unpredictable and may fluctuate significantly.
It is difficult to accurately forecast Ecoventz revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: Ecoventz' ability to develop and make profitable products; generate cash flow from consulting services; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. Ecoventz' operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

(6) The nature of the Company's business strategy is high-risk.
Investment in the Company requires a long-term commitment with no certainty of return. The



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Company is in an industry that could experience financial difficulties that may never be overcome. Since the Company's business involves a high degree of risk, poor performance could severely and adversely affect total returns.

(7) The Company may encounter great difficulty or even a complete inability to develop and make suitable products.
An investor must rely upon the ability of management to make future decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Shareholders will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

(8) Ecoventz may not be able to create and maintain a competitive advantage.
The Company's success could depend on the ability of management to respond to changing situations, standards and technologies on a timely and cost-effective basis. In addition, any failure by such management to anticipate or respond adequately to changes in technology and customer preferences and demand could have a material adverse effect on Ecoventz' financial condition, operating results and cash flow.

(9) Our aggressive growth strategy may not be achievable.
For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful products, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

(10) Ecoventz may be unable to attract and retain qualified employees or key personnel.
Ecoventz' future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, Ecoventz plans to secure key person life insurance when such coverage is deemed financially prudent. Also, Ecoventz' future success may further depend on Ecoventz' ability to attract and retain additional key personnel and third-party contractual relationships. If Ecoventz is unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

(11) Ecoventz does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare
and pay dividends to its shareholders.
The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that certain product research and development will be leveraged and will not provide the Company with any significant cash distributions until new products are sold. Accordingly, the Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

(12) We will have broad discretion on how the net proceeds of this private placement are utilized.
The Company has broad discretion on how to allocate the proceeds received as a result of this



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

(13) We anticipate substantial competition.
We are aware of companies that are well established within our industry.

(14) We will present only unaudited financial statements, which may not be reliable.
In addition to the unaudited financial statement presented with this Offering Statement, we expect to prepare financial statements on a periodic basis. The financial data presented with this Offering Statement has not been audited, certified, or reviewed.

(15) Our pro forma financial statements rely on assumptions that may not prove accurate.
Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

(16) Investors may suffer potential loss on dissolution and termination.
In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

(17) Actual results may vary from any projection we present.
We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

(18) Our operating costs are unpredictable.
In addition to general economic conditions and market fluctuations, significant operating cost
increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for Ecoventz or any of our products would likely negatively impact our operating income and could result in substantially decreased earnings or a loss from operations.

(19) We may not be able to protect our intellectual property.
We intend to explore options for protection of certain intellectual property, primarily in the form of
trademarks and trade secrets but have not made any filings to date. We anticipate developing
certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights, even if we have a Patent Pending in US and Canada.

(20) Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

(21) We may not have adequate insurance.
Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

(22) Management may have significant conflicts of interest.
Management and certain affiliates will devote as much of their time to the business of the Company as they believe, in their sole judgment, is reasonably required. Accordingly, there may be conflicts of interest between investments made by the Company and other investments or business ventures in which management or affiliates are participants. Any agreement between the Company and the management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services.

(23) There is significant risk associated with the Company's indemnification of affiliated parties.
Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the maximum extent permitted by Wyoming law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

(24) Certain future relationships have not been established.





truCrowd

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

(25) Key Employees do not have Employment Agreements.

As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

(26) The purchase price of the Units has been arbitrarily determined and may not reflect their actual value.

The purchase price of the Units has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

(27) This private placement of Units is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption.

This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this offering. The Units are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement. However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply with the requirements of any such exemption, investors may have the right to rescind their purchases of Units. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Units will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Units by the remaining investors.

(28) There is no public market for the Units and you will have to hold your Units indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your Units, or a sale of the business.

Currently, there is no public or other trading market for the Units, and there can be no assurance that Ecoventz will be able to facilitate a private sale of your Units or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Units is of a long-term nature. Accordingly, purchasers of Units will bear the economic risk of investment for an indefinite period of time.

(29) The Units are unlikely to be able to be pledged as collateral.

The Units will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Units generally


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Units have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Units in the future. In addition, any transfer of the Units or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Units.

(30) You will not have the benefit of review of this Offering Statement by the SEC or any other agency.
Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.

THE BOTTOM LINE: If we do well, the stock should do well also, yet life offers no guarantees, and neither can we.

**If we make mistakes or have unforeseen things happen to us, our suppliers or the world,
we can make little or no revenue and can be driven out of business.**

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

To raise a min of 10,000 USD and accepting oversubscription up to 1,070,000 USD to enable Ecoventz to go expand production and sales throughout the whole US.

10.   How does the issuer intend to use the proceeds of this offering?

	If _Target_ Offering Amount Sold	If _Maximum_ Offering Amount Sold
Total Proceeds	$10,000	$1,070,000
Less: Offering Expenses (FP Fees)	$1,000	$107,000
Net Proceeds	$9,000	$963,000
Use of Net Proceeds		
Marketing - Advertising - Travel	$9,000	$300,000
Legal & Accounting		$40,000
Property Improvement		$35,000
Admin		$20,000
UL/ULC Certification		$45,000
Business Development		$240,000
Rent Office Utilities		$15,000





OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Shop Equipment - Storage Shelves		$23,000
Salaries		$150,000
Inventory		$80,000
Industry Related Memberships		$15,000
Total Use of Net Proceeds	**$9,000**	**$963,000**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "target offering amount") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.





ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Security offered for sale	***SAFE+REV** (TM)* *(**S**imple **A**greement for **F**uture **E**quity plus **Rev**enue Participation**)***
Valuation Cap	**$5,500,000**
MFN Provision	**Yes.**
Anti-Dilution Rights	**No.**
***Target** number of Units of SAFE+REV(TM)*	**200**
***Maximum** number of Units of SAFE+REV(TM)*	**21,400**
*Purchase price per **UNIT***	**$50**
*Minimum **UNITS** per investor*	**5**
Offering deadline	**January 31, 2019**
Use of proceeds	**See page 24**
Revenue Participation	**Yes**
Offering Gross Revenue Participation Percentage	**15%**
Repayment Multiple	**3X**
Measurement Period Start	**1/1/2021**
Measurement Period END	**12/31/2061**

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock: Class A Voting	**3,000,000**	1,000,000	☑ Yes ☐ No	☐ Yes ☑ No
Class B Nonvoting	2,000,000	0	☐ Yes ☑ No	☐ Yes ☑ No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?





ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

The securities being offered cannot be changed. However, the existing shareholders identified on #Q6 will decided when or if the SAFE will get converted into equity.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION
The 5 Methods Used
$ 597,280
Scorecard Method
$ 970,000
Check-List Method
$ 5,899,088
Venture Capital Method
$ 14,429,704
DCF with LTG
$ 25,224,711
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.









ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

Valuation Average Weights

Weights
of the 5 methods
33%
34%
11%
11%
11%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above-mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

VALUATION

The Average Pre-Money valuation is: $ 5,537,788

Lower Bound $ 2,856,000

Higher Bound $ 8,220,000

The valuation was calculated at pre-money **$5,500,000.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date Terms	Other Material
Andreas Roussos	$ 32,866	8%	12/31/2023	

25. What other exempt offerings has the issuer conducted within the past three years?

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where





OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

None to all four options.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

During the last two years the company spent about $87,000 to develop the business model, the technology and the market penetration strategy.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:





ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

Ecoventz Inc.
Years Ended December 31, 2017 and 2016
With Independent Accountant's Review Report





ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.
Financial Statements

Years Ended December 31, 2017 and 2016

Contents







truCrowd

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Ecoventz Inc.

I have reviewed the accompanying financial statements of Ecoventz Inc., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
October 12, 2018





ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

Ecoventz Inc.

Balance Sheets

	December 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash and cash equivalents	$ -	$ -
Total current assets	-	-
Product development costs *(WIP) (note 2)*	27,653	13,967
Deferred tax asset *(note 3)*	-	-
Total assets	$ 27,653	$ 13,967
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade payable	-	-
Interest payable	3,789	1,160
Total current liabilities	3,789	1,160
Long-term liabilities		
Loan due to shareholder at 8% annum, due 02.28.2019	32,866	21,755
Total long-term liabilities	32,866	21,755
Total liabilities	36,655	22,915
Stockholders' deficit:		
Common A Common Stock, no par value *(note 4)*		
Authorized Shares – 3,000,000		
Issued and outstanding shares, 1,000,000	79,025	37,106
Class B Non-Voting Common Stock, no par value		
Authorized shares, 2,000,000		
Issued and outstanding shares	-	-
Retained deficit	(88,027)	(46,054)
Total stockholders' deficit	(9,002)	(8,948)
Total liabilities and stockholders' deficit	$ 27,653	$ 13,967

See Independent Accountant's Review Report.




ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.

Statements of Operations

	December 31, 2017	December 31, 2016
Revenue	$ -	$ -
Expenses:		
Auto and Travel expense	8,443	7,070
Accounting	1,542	1,450
Consulting expenses	9,831	7,614
Legal expense	2,313	2,175
Marketing research	12,105	9,210
Office equipment	1,831	2,030
Office supplies	270	254
Start-up costs	1,735	6,788
Taxes and licenses	-	7,252
Telephone expenses	1,273	1,051
Total operating expenses	39,343	44,894
Operating loss	(39,343)	(44,894)
Other expense		
Interest expense	2,630	1,160
Net loss	$ (41,973)	$ (46,054)

See Independent Accountant's Review Report.


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.

Statements of Changes in Stockholders' Deficit

	Common Stock, no Par	Retained Deficit	Total Stockholders' Deficit
Balance at December 31, 2015	$ -	$ -	$ -
Common stock issued	-	-	-
Less: Net Loss	37,106	(46,054)	(8,948)
Balance at December 31, 2016	$ 37,106	$ (46,054)	$ (8,948)
Common stock issued	41,919	-	41,919
Less: Net Loss	-	(41,973)	(41,973)
Balance at December 31, 2017	$ 79,025	$ (88,027)	$ (9,002)

See Independent Accountant's Review Report.

6





ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

Ecoventz Inc.

Statements of Cash Flows

	December 31, 2017	December 31, 2016
Operating activities		
Net loss	$ (41,973)	$ (46,054)
Increase in inventory		
Increase in interest payables	2,630	1,160
Net cash used by operating activities	(39,343)	(44,894)
Investing activities		
Product development	(13,686)	(13,967)
Net cash used in investing activities	(13,686)	(13,967)
Financing activities		
Loans from shareholders	11,111	21,755
Proceeds from capital contribution	41,918	37,106
Net cash provided by financing activities	53,029	58,861
Net (decrease) increase in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ -	$ -

See Independent Accountant's Review Report.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.

Notes to Financial Statements
December 31, 2017

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Ecoventz Inc., (the Company) is a development stage Wyoming corporation. The purpose of the Company is to offer the eco-friendly, low operating cost and High Efficiency Mist Collector (HEMC) filter system for the Commercial & Institutional cooking sectors presently unrivaled in this market segment.

In addition, they plan to offer Air Re-circulation Induction System (ARIS) that will use 90% plus of the exhausted air for applications such as institutional and Commercial Cooking (hotels, hospitals, restaurants etc.) and Close Loop HVAC Systems such as Live Stock, Greenhouses, etc. ARIS Multistage system will also be utilized for odor abatement and to separate and removal of dry and gaseous contaminants at a very low operating cost. The uses of which will be composting, Industrial dry machining processes, grinding and polishing-dry smoke & dust collection and livestock processing.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

See Independent Accountant's Review Report.





ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

Ecoventz Inc.

Notes to Financial Statements (continued)
December 31, 2017

2. Product development costs

The company has decided that product development costs has indefinite life.

3. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date. Following is the detail of tax asset:

Tax Year	Tax benefit - Corporate	Tax Year benefit expires
2017	$ 8,395	2037
2016	9,211	2036
Deferred Tax Asset	17,606	
Less Valuation allowance	(17,606)	
Net Deferred tax asset	$ -	

4. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

Class B Common stock is a non-voting stock.

100% of the issued shares are owned by a Canadian company – Ecoventz Inc.

See Independent Accountant's Review Report.



ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

Ecoventz Inc.

Notes to Financial Statements (continued)
December 31, 2017

5. Commitments and Contingencies

As of the date of issuance of financials, October 12, 2018, the company has no commitments or contingencies.

6. Subsequent Events

Management has evaluated subsequent events through October 12, 2018, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities?
            ☐ Yes ☑ No



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

If Yes, explain:



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes   ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 10 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: Ecoventz. com

---

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between Ecoventz, Inc herein referred to as "Issuer/Company" and _____ herein referred to as "Investor" for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

(A) **SAFE** (Simple Agreement for Future Equity) fully described in the attached Exhibit A, and

(B) **REV** (Revenue Participation Rights Agreement) fully described in the attached Exhibit B.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+R EV Agreement, in which case this SAFE+REV Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of Wyoming, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], Ecoventz, Inc a WY corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $5,500,000.

The "**Discount Rate**" is N/A

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

 (d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

 2. *Definitions*

 "**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

 "**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

 "**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

 "**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

 "**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

 "**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

 "**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

 "**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

 "**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: _____





OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____



OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
200 Units of SAFE+REV at $50.00 per Unit			
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)

Issuer: Ecoventz, Inc is herein referred to as the "Issuer". Issuer is an WY corporation whose registered agent address is: 412 N. Main St Ste#100 Buffalo, WY 82834_____.

· **Number of Units to Investor:** Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($50 per Class A Revenue Share Unit).

· **Offering Metrics:**

o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".

o The "Offering Gross Revenue Participation Percentage" 15%

o The "Measurement Period" is that period of time commencing on 1/1/2021 and ending on 12/31/2061.

o The "Repayment Multiple" is 3X

o The "Total Per Unit Defined Return" is $150

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:

· Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

· Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

2. **Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3. **Miscellaneous**



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____